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02053947

SECUR ... OMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- ~~30304~~ 48222

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

DEC 06

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clark Street Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12600 Deerfield Parkway, Suite 100

(No. and Street)

Alpharetta	GA	30004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco Alfonsi (516) 512-6393

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio & Company, P.C.

(Name — *if individual, state last, first, middle name*)

3490 Piedmont Road, Suite 1212, Atlanta, GA 30305

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Marco Alfonsi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clark Street Capital, Inc., as of September 20, 2002, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

STEVEN M. ADLER
Notary Public, State of New York
No. 02AD4950711
Qualified in Westchester County
Commission Expires May 8 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK STREET CAPITAL, INC.
FINANCIAL STATEMENTS AND SCHEDULES
Pursuant to Rule X17A-5
For the Year Ended
September 30, 2002
With Independent Auditor's Report

RR RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT

Stockholders and Board of Directors
of Clark Street Capital, Inc.

We have audited the accompanying statement of financial condition of Clark Street Capital, Inc., as of September 30, 2002 and the accompanying statements of operations, cash flows and stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Clark Street Capital, Inc. as of September 30, 2002 and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.

November 21, 2002
Atlanta, Georgia

CLARK STREET CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

	2002
Cash and cash equivalents	$ 93,144
Advances to brokers	3,000
Due from clearing broker-dealer	35,107
Deposit with clearing broker-dealer	110,000
Furniture and office equipment, net	6,286
Marketable securities	584,420
Deposits and other	3,524
Total assets	$ 835,481

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 35,770
Due to clearing broker-dealer	108,183
Accrued commissions	67,485
Income taxes payable	203,000
Total liabilities	414,438
Stockholders' Equity:	
Common stock, $.0001 par value; 2,000,000 shares authorized; 100 shares issued and outstanding	-
Additional paid-in capital	160,826
Retained earnings	260,217
Total stockholders' equity	421,043
	$ 835,481

The accompanying notes are an integral part of these financial statements.

CLARK STREET CAPITAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	2002
REVENUES	
Commissions	$ 1,249,920
Investment banking	384,280
	1,634,200
EXPENSES:	
Employee compensation and benefits	131,601
Clearing costs	203,765
Communications	22,044
Occupancy	91,900
Other operating expenses	646,789
Total expenses	1,096,099
NET INCOME BEFORE INCOME TAXES	538,101
INCOME TAX EXPENSE	203,000
NET INCOME	$ 335,101

The accompanying notes are an integral part of these financial statements.

CLARK STREET CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL STOCKHOLDER'S EQUITY
Balance, September 30, 2001	1,000	$ 1,000	$ 124,825	$ (74,884)	$ 50,941
Change in par value	(900)	(1,000)	1,000		
Capital contributions			35,001		35,001
Net income				335,101	335,101
Balance, September 30, 2002	100	$ -	$ 160,826	$ 260,217	$ 421,043

The accompanying notes are an integral part of these financial statements.

CLARK STREET CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	2002
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 335,101
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	2,280
Decrease in due from clearing broker dealer	23,972
Decrease in accounts payable	(2,105)
Increase in due to clearing broker-dealer	89,782
Increase in accrued commissions	67,485
Increase in income taxes payable	192,900
Net cash provided by operating activities	709,415
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advances to brokers	(3,000)
Proceeds from capital contributions	35,001
Net cash provided by financing activities	32,001
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in marketable securities	(566,019)
Deposit with clearing broker dealer	(110,000)
Increase in other assets	(224)
Net cash used by investing activities	(676,243)
NET INCREASE IN CASH	65,173
CASH AND CASH EQUIVALENTS:	
At beginning of year	27,971
At end of year	$ 93,144

The accompanying notes are an integral part of these financial statements.

CLARK STREET CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2002

NOTE A--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company was incorporated in Illinois in 1995 and became a Georgia Corporation during 2001.

The Company's primary activities are brokerage of securities and investment banking services.

Property and Equipment: Property and equipment are stated at cost. Expenditures for renewals and improvements that add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense accounts as incurred. When depreciable properties are retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the Company's statement of income for the applicable period.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The company maintains its bank accounts at high credit quality institutions. Bank balances, at times, may exceed federally insured limits.

Revenues: Commission income and expenses are recorded on a trade date basis. Securities transactions of the Company are also recorded on a trade date basis.

Securities: Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income Taxes: The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred liabilities or assets between years. Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

NOTE B—FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency or principal transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE C—NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital of $244,434, which was $239,434 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 1.70 to 1.0.

NOTE D—INCOME TAXES

The provision for income taxes is summarized as follows:

	2002
Current income taxes	$ 203,000
Deferred income taxes	-
Income tax expense	$ 203,000

Deferred income taxes are recognized for the effects of temporary differences between the basis of assets and liabilities for financial and income tax purposes. Deferred income taxes were not significant at September 30, 2002.

CLARK STREET CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2002

NOTE E – CONCENTRATION

All of the investment banking revenue was earned from a single customer.

NOTE F – LEASES

The Company leases office space under month-to-month operating leases. Rent expense for the year ended September 30, 2002 was approximately $92,000.

NOTE G – CONTINGENCIES

The Company is engaged in an arbitration claim as a defendant for $182,000. The Company's management believes that it has meritorious defenses to the claim and that the ultimate outcome of this action will not have a material effect on the financial position of the Company.

CLARK STREET CAPITAL, INC.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934
September 30, 2002

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

CLARK STREET CAPITAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

September 30, 2002

Net Capital	
Total stockholder's equity qualified for net capital	$ 421,043
Deduction for non-allowable assets:	
Advances to brokers	3,000
Furniture and equipment	6,286
Deposits and other assets	3,524
	12,810
Net capital before haircuts	408,233
Less haircuts	(163,799)
Net capital	$ 244,434
Aggregate Indebtedness - liabilities	$ 414,438
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 239,434
Ratio of aggregate indebtedness to net capital	1.70 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2002

Net capital as reported in FOCUS, Part IIA	$ 460,371
Audit adjustments	
To record unrealized loss on marketable securities	(4,357)
To record liability for income taxes	(203,000)
To record additional haircuts	(8,580)
Net capital as reported above	$ 244,434

CLARK STREET CAPITAL, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth I the conditions for exemption.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

CLARK STREET CAPITAL, INC.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION
FOR CUSTOMERS' REGULATED COMMODITY FUTURES
AND OPTIONS ACCOUNTS
AS OF SEPTEMBER 30, 2002

The Company does not maintain funds, regulated commodity futures and options accounts for customers.

SCHEDULE V
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

The Company had no liabilities subordinated to claims and general creditors.

RUBIO & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

One Securities Centre Suite 1212
3490 Piedmont Road
Atlanta, Georgia 30305
Office: 404-237-7804
Fax: 404-233-4090

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders and Board of Directors of
Clark Street Capital, Inc.:

In planning and performing our audit of the financial statements of Clark Street Capital, Inc. for the year ended September 30, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Clark Street Capital, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 21, 2002
Atlanta, Georgia

Rubio & Company, P.C.

RUBIO & COMPANY, P.C.